CHINA AGRITECH, INC.
A# Room 0706-0707, The Spaces International Center,
No. 8 Dongdaqiao Road,
Chaoyang District, Beijing
People's Republic of China, 100020
(86)10-58702123

December 14, 2006

VIA EDGAR - FORM RW

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:   CHINA AGRITECH, INC. -
        Application for Withdrawal of
        Registration Statement on Form SB-2 (File No. 333-126802)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), China Agritech, Inc., a Delaware corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form SB-2, including all exhibits thereto (File No. 333-126802), that was initially filed with the Securities and Exchange Commission (the "Commission") on July 22, 2005, as amended on November 7, 2005 and April 28, 2006 (the "Registration Statement"). The Registrant requests such withdrawal on account of the SEC Staff's position that the Registration Statement is not an appropriate filing given the nature of the transaction contemplated by the Registrant, and the Registrant has elected to withdraw in lieu of amending the Registration Statement.

This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the SEC, no securities were sold in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please fax a copy of the written order as soon as it is available to the attention of the Registrant's counsel, Joseph R. Tiano, Jr. of Thelen Reid Brown Raysman & Steiner LLP, at (202) 508-4321. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Tiano at (202) 508-4306. Thank you for your assistance in this matter.

Very truly yours,

CHINA AGRITECH, INC.

By: /s/ Yu Chang
Yu Chang
Chief Executive Officer